January 19, 2011

VIA EDGAR AND UPS OVERNIGHT

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	ZYTO Corp
Registration Statement on Form 10-12G
Amended December 23, 2010
File No. 000-54170

Dear Mr. Mancuso:

On behalf of ZYTO Corp (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 12, 2011 (the “Comment Letter”), with respect to the above-referenced filing.  In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 3 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”), which was filed on November 3, 2011, and later amended on December 3, 2010 and again on December 23, 2010.

The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter.  Please note that page numbers in our responses are references to the page numbers in the Amendment; page numbers in each Section heading are quoted directly from the comments from the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement.

Zyto Technology, page 5

1.
We note your response to prior comment 2; however, given that the tower component does not “read the energy” of the particular product that is represented by a virtual stimulus item, it remains unclear from your disclosure how the results of a biosurvey establish a person’s biopreference for a particular product.  Please revise to clarify this aspect of your technology.

Response:
The Company has revised the disclosure on pages 1, 7, 8, 10, 11, 13, 14, and 15 in response to the Staff’s comment.

FDA Approval and Regulation, page 8

Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 19, 2011

2.	We note your disclosure on page 8 in response to prior comment 5. With a view toward disclosure, please tell us the website you are referencing in the first paragraph. Further, please revise to:

●	Disclose when you received the outside expert opinion; and

●	Briefly describe the “improvements and other modifications” to the initial device and whether these changes occurred after you received the referenced expert opinion.

Response:
The Company has revised the disclosure on page 8 in response to the Staff’s comment.

Zyto Products, page 9

3.
We note your revisions in response to prior comment 3.  Please provide us with any consent to being named in this filing that you received from SDP Engineering.  Also provide us a copy of the correspondence quoted in this section.  Finally, please revise to describe briefly the FCC laws or regulations governing your products.

Response:
The Company has revised the disclosure on page 9 in response to the Staff’s comment.  Additionally, the Company is sending via UPS Priority Overnight the following two reports to further supplement this disclosure:

●	EMC/EMI Test Report dated December 1, 2009
●	EMC/EMI Test Report dated December 1, 2010

Item 5.  Directors and Executive Officers, page 45

4.	We note your revised disclosures in response to prior comment 6. Please revise to disclose the names of the companies at which Mr. Neilsen was employed during 2006-2008.

Response:
The Company has revised the disclosure on page 47 in response to the Staff’s comment.

Executive Compensation, page 49

5.	Please revise to include all Regulation S-K Item 402 disclosure for the fiscal year ended December 31, 2010.

Response:
The Company has revised the disclosure on page 49 in response to the Staff’s comment.

*  *  *  *  *

Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 19, 2011

At your request, the Company has today submitted as correspondence on EDGAR a separate written statement acknowledging that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Please call the undersigned at (801) 224-7199 or Kami Howard, CFO of the Company, at the same number if you have any questions or comments regarding the foregoing or need any additional information.  Thank you.

Very truly yours,

ZYTO Corp

Vaughn R Cook
President and CEO

cc:	Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission

Kami Howard
ZYTO Corp